Filed Pursuant to Rule 433

Registration No. 333-203548

Supplementing the Preliminary Prospectus

Supplement dated January 9, 2018

(To Prospectus dated April 21, 2015)

$100,000,000

4.500% Fixed-to-Floating Rate Subordinated Notes due 2028

Issuer:	United Community Banks, Inc. (the “Company”)

Security:	4.500% Fixed-to-Floating Rate Subordinated Notes due 2028 (the “Notes”)

Aggregate Principal Amount:	$100,000,000, which reflects an upsize from the initial offering amount of $85,000,000

Rating:

Kroll: BBB

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	January 10, 2018

Settlement Date (T+5):	January 18, 2018

Final Maturity (if not previously redeemed):	January 30, 2028

Reference Benchmark:	UST 2.250% due 11/15/2027

Benchmark Yield:	2.570%

Spread to Benchmark:	193 bps

Yield to Investors:	4.500%

Coupon:	4.500% per annum, from and including the Settlement Date, to, but excluding, January 30, 2023, payable semi-annually in arrears. From and including January 30, 2023, to, but excluding the maturity date or earlier redemption, a floating per annum rate equal to the then current three-month LIBOR rate, determined on the determination date of the applicable interest period, provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero, plus 212 basis points, payable quarterly in arrears.

Issuer Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on January 30 and July 30 of each year through, but not including, January 30, 2023 and thereafter on January 30, April 30, July 30 and October 30 of each year to, but excluding the maturity date or earlier redemption. The first interest payment will be made on July 30, 2018.

Day Count Convention:	30/360 to but excluding January 30, 2023, and, thereafter, on the basis of the actual number of days in the relevant interest period divided by 360.

Optional Redemption:

The Company may, at its option, beginning with the Interest Payment Date of January 30, 2023 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to January 30, 2023, except that the Company may redeem the Notes at any time, at its option, in whole but not in part, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.500%

Proceeds to the Company (after underwriting discount, but before offering expenses):	$98,500,000

Use of Proceeds:

The Company intends to use the net proceeds from this offering for the financing of the cash consideration payable by United in connection with the Merger and for general corporate purposes, which may include other acquisitions.

CUSIP/ISIN:	90985F AG1 / US90985FAG19

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Sandler O’Neill + Partners, L.P.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, or Sandler O’Neill & Partners, L.P., toll-free at 1-866-805-4128 or syndicate@sandleroneill.com